EXHIBIT (A)(10)

          FTC CLEARS CEMENTOS PORTLAND'S OFFER FOR GIANT CEMENT SHARES

FOR IMMEDIATE RELEASE - Madrid, Spain and New York, NY (November 30, 1999)

Cementos Portland, S.A. announced today that the U.S. Federal Trade Commission has granted early termination of the Hart-Scott-Rodino waiting period relating to its acquisition of Giant Cement Holding, Inc. Therefore, completion of the tender offer is no longer subject to any regulatory approvals.

Cementos Portland's cash tender offer for all outstanding shares of Giant common stock at $31.00 net per share is scheduled to expire at midnight (New York time) on December 9, 1999. Cementos Portland will accept for payment all shares of Giant common stock validly tendered prior to the expiration date, subject to satisfaction of the remaining customary conditions of the tender offer.











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